EXHIBIT 4.2
                                                                    -----------
                                    AGREEMENT

The following Agreement sets forth the terms and conditions by and between Peter and Sandra Balise (Balise) on one hand, and Dick and Eleanor Gaudio (Gaudio) on the other hand, whereas Balise agrees to purchase and Gaudio agrees to sell one boat lift and one Proline Boat with motor and trailer:

1) Items Being Purchased (Property): One boat lift, 1998 180 SU Proline Boat (Hull ID # PLCSW048K798), 1998 115 HP Mercury Outboard Engine (Serial # OG677183), 1998 Fastload Aluminum Trailer (Serial # 40AB12214VY0013333), one 1999 installed Great White 24Volt Foot Operated Trolling Motor, and any and all accessories that the parties further agreed was to come with the transaction.

2) Payment: For consideration of items being purchased, Balise shall provide Gaudio 8,000 shares of restricted common stock (Stock) of The Publishing Company of North America, Inc. (PCNA). The Stock shall be unsaleable for a period of one year from the date of this Agreement as long as Balise remains an affiliate of PCNA. After one year the stock may be sold and Balise agrees to pay for the legal opinion on the stock for such sale to occur, and to work closely with Gaudio in lifting the restrictive legend from the stock certificate.

3) Option: Gaudio shall have the option, starting on the one-year anniversary date of this Agreement and continuing for a period of thirty days thereafter, to resell the 8,000 shares of stock back to Balise for the sum of Fourteen Thousand Dollars ($14,000). In doing so, Gaudio shall notify Balise by certified mail within the thirty day period, at 2394 River Tree Circle, Sanford, Florida 32771 (or other address as supplied by Balise). Upon receipt of such notification, Balise shall provide to Gaudio the sum of Fourteen Thousand Dollars and Gaudio shall provide back to Balise the 8,000 shares of PCNA common stock in certificate form.

4) Nonpayment: Upon receiving notification from Gaudio to exchange the Stock for $14,000, Balise shall have 15 days to provide full and complete payment. In the event 15 days elapses and Balise has not made payment, Balise shall be in default and interest shall, from then, on accrue at the rate of 18% per annum on any unpaid balance, until such time that full payment is made. If in default, Balise agrees to pay any and all customary collection expenses, including but not limited to attorneys fees and court costs.

5) Effective Date: The effective date of this Agreement shall be the date as executed by both parties. The effective date shall be the date used in calculating the holding period for the Stock.

6) Transfer of Title/Ownership: Gaudio shall retain title to the property and maintain all insurance coverage until such time that Balise delivers the Stock certificates to Gaudio.

Both Gaudio and Balise agree to the terms and conditions contained herein:

/s/ Richard L. Gaudio       June 1, 1999           /s/ Peter S. Balise       June 1, 1999
---------------------------------------------     --------------------------------------------
Richard L. Gaudio                Date             Peter S. Balise                Date

/s/ Eleanor L. Gaudio       June 1, 1999           /s/ Sandra K. Balise      June 1, 1999
---------------------------------------------     --------------------------------------------
Eleanor A. Gaudio                Date             Sandra K. Balise               Date